Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

Confidential

December 9, 2021

Mr. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)
Response to the Staff’s Comments on Amendment No.3 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on November 5, 2021

Dear Mr. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2021 on the Company’s Amendment No.3 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on November 5, 2021 (the “Amendment No.3”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.4 to the Registration Statement (the “Amendment No.4”) and certain exhibits via EDGAR for Staff’s review.

As per the updated disclosure in the Amendment No. 4, we respectfully submit for your attention that the Company has migrated its crypto mining business to non-PRC jurisdictions and no longer has any revenue-generating operation in the PRC.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.4 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4. To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.4, marked to show changes to the Amendment No.3, and two copies of the submitted exhibits.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Wanda Woo 胡芷筠, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Prospectus Summary

Recent Regulatory Development, Page 7

1.

We note your disclosure that your ADSs may be delisted under the Holding Foreign Companies Accountable Act.  Please clarify that they may also be prohibited from being traded on an over-the-counter market.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 7 and 8 of the Amendment No.4.

Risk Factors

Our ADSs may be delisted under the HFCA Act..., page 17

2.	We note your disclosure regarding the potential consequences to investors if your ADSs are delisted from a securities exchange. Please include a discussion of the potential for your securities to be prohibited from trading on an over-the-counter market under the Holding Foreign Companies Accountable Act and the consequences to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Amendment No.4.

***

If you have any questions regarding the Amendment No. 4 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation